Exhibit 99.1

HALF-YEAR REPORT 2024

An Alternate Future

Alterity Therapeutics Limited
(formerly Prana Biotechnology Limited)
ACN 080 699 065

Lodged with the ASX under Listing Rule 4.3A.
This information should be read in conjunction with the Annual report.

Alterity

Alterity Therapeutics Limited

Appendix 4D

Half-year ended 31 December 2024

Name of entity:	Alterity Therapeutics Limited
ABN:	37 080 699 065
Half-year ended:	31 December 2024
Previous period:	31 December 2023

Results for announcement to the market

				A$

Revenue from ordinary activities	Down	6.0%	to	111,299
Net loss after tax (from ordinary activities) for the period attributable to members	Up	10.2%	to	7,173,335
Net loss after tax for the period attributable to members	Up	10.2%	to	7,173,335

Net tangible assets per security

	31 December	31 December
	2024	2023
	cents	cents

Net tangible asset backing (cents per share)	0.14	0.62

Explanation of results

Alterity Therapeutics Limited recorded income of $111,299 for the half-year ended 31 December 2024 (2023: $118,400) which is interest received on the Group’s bank accounts. Alterity Therapeutics Limited has incurred a loss of $7,173,335 for the half-year ended 31 December 2024 (2023: $6,507,183).

An explanation of the key financial elements contributing to the revenue and result above can be found in the review of operations included within the directors’ report.

Distributions

No dividends have been paid or declared by the Group for the current financial period. No dividends were paid for the previous financial period.

Changes in controlled entities

There have been no changes in controlled entities during the period ended 31 December 2024.

Other information required by Listing Rule 4.2A

N/A

Interim review

The interim financial statements have been reviewed by the Group’s independent auditor.

Alterity Therapeutics Limited

ABN 37 080 699 065

Interim financial report for the

half-year ended 31 December 2024

i

Alterity Therapeutics Limited

Corporate directory

Directors	Mr. Geoffrey Kempler
Chairman

Mr. Brian Meltzer
Independent Non-Executive Director

Mr. Peter Marks
Independent Non-Executive Director

Mr. Lawrence Gozlan
Non-Executive Director

Secretary	Ms Abby Macnish Niven (from 18 November 2024)

Mr Phillip Hains (to 17 November 2024)

Principal registered office in Australia	Level 14, 350 Collins Street
Melbourne VIC 3000
Australia
+61 3 9349 4906

Share register	Automic Pty Ltd
Level 5, 191 St Georges Terrace
Perth WA 6000
1300 288 664 (within Australia) & +61 2 9698 5414 (outside Australia)

Auditor	PricewaterhouseCoopers
2 Riverside Quay
Southbank Victoria 3006

Solicitors	Quinert Rodda & Associates Pty Ltd
Level 6/400 Collins St
Melbourne Victoria 3000

Website	www.alteritytherapeutics.com

Alterity Therapeutics Limited
Directors’ report
31 December 2024

Your directors present their report on the Consolidated Entity (referred to hereafter as the group) consisting of Alterity Therapeutics Limited and the entities it controlled at the end of, or during, the half-year ended 31 December 2024.

Directors

The following persons held office as directors of Alterity Therapeutics Limited during the whole of the half-year and up to the date of this report:

Mr. Geoffrey Kempler

Mr. Brian Meltzer

Mr. Peter Marks

Mr. Lawrence Gozlan

Half Yearly Review of Operations – 31 December 2024

Operations Summary

In the first half of FY25, Alterity delivered material progress on all aspects of its business.

Most notably, subsequent to the end of the period, in January 2025, Alterity announced positive topline results from its lead clinical development program in early-stage Multiple System Atrophy (MSA). The ATH434-201 randomised, double-blind Phase 2 clinical trial demonstrated a clinically meaningful benefit at both ATH434 doses studied, achieving statistical significance at the 50 mg dose, with 48% slowing of clinical progression on the modified UMSARS Part I rating scale (UMSARS I) that assesses disability on activities of daily living affected in MSA. In addition, ATH434 demonstrated a favourable safety profile and key MRI biomarker data showed target engagement with reduced iron accumulation in MSA affected brain regions.

In the first half of FY25, Alterity also reported positive interim data from the ATH434-202 trial in participants with MSA who had advanced disease compared to study ATH434-201. The interim analysis showed a benefit on the UMSARS I compared to historical data with clinical responders demonstrating target engagement on MRI.

Numerous data presentations were given at prominent medical meetings during the period featuring all of Alterity’s clinical and research programs in MSA, Parkinson’s disease, and Friedreich Ataxia.

Based on the promising ATH-434-201 clinical results, Alterity successfully raised additional funding with new investors and current shareholders to accelerate ATH434 regulatory and clinical development activities, business development activities, and to continue research and discovery of novel compounds for major indications such as Parkinson’s disease.

All these advancements demonstrate Alterity’s ability to deliver on its clinical pipeline and corporate objectives as it strives to develop the first disease modifying treatment for neurodegenerative disease.

Alterity’s 30 June 2024 Annual Report contains detailed background information relating to its operations, including its research and development projects and collaboration partners, and should be read in conjunction with this report.

Progress in Ongoing Clinical and Research Pipeline

Lead Compound - ATH434

Discovered internally, Alterity’s lead compound ATH434 is an oral agent designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. ATH434 acts by redistributing excess iron in the brain, reducing the toxic accumulation of the protein α-synuclein, and rescuing neuronal function. As an iron chaperone, ATH434 has the potential to address the underlying pathology of the disease and preserve function in individuals with neurodegenerative diseases.

Based on accumulated pre-clinical data and an understanding of how Parkinsonian disorders develop and progress, the Company believes ATH434 has excellent potential to treat MSA, Parkinson’s disease as well as Friedreich Ataxia.

Alterity Therapeutics Limited
Directors’ report
31 December 2024
(continued)

Half Yearly Review of Operations – 31 December 2024 (continued)

Based on accumulated pre-clinical data and an understanding of how Parkinsonian disorders develop and progress, the Company believes ATH434 has excellent potential to treat MSA, Parkinson’s disease as well as Friedreich Ataxia.

ATH434 as a Potential Disease Modifying Treatment for Multiple System Atrophy (MSA)

Alterity made substantial progress in the first half of FY25 advancing its clinical and research programs in the rare, orphan indication of MSA. ATH434 has been granted Orphan Drug Designation (ODD) for the treatment of MSA by the U.S. FDA and the European Commission. ODD comes with many benefits including 7-10 years of market exclusivity, tax credits and fee reductions, as well as protocol assistance from each agency.

MSA is a rare neurodegenerative disease, related to Parkinson’s disease, that progresses rapidly and causes profound disability. While some of the symptoms of MSA can be treated with available medications, currently there are no drugs that can slow disease progression and there is no cure. MSA is a Parkinsonian disorder characterised by a variable combination of slowed movement and/or rigidity, autonomic instability that affects involuntary functions such as blood pressure maintenance and bladder control, and impaired balance and/or coordination that predisposes to falls, all of which drastically impair quality of life.

The pathological hallmark of MSA is accumulation of the protein α-synuclein and neuron loss in multiple regions within the central nervous system. The symptoms reflect the progressive loss of function and death of different types of nerve cells in the brain and spinal cord. Alterity’s clinical trials are evaluating the efficacy, safety and pharmacokinetics of ATH434 in individuals with MSA. This includes clinical endpoints that assess MSA symptoms and biomarkers that evaluate target engagement and drug activity. The selected biomarkers, such as brain iron on MRI, reflect MSA pathology and are therefore appropriate targets to assess drug activity.

ATH434 successfully completed Phase 1 studies demonstrating the agent is well tolerated and achieved brain levels comparable to efficacious levels in animal models of MSA. Alterity has successfully completed its ATH434- 201 Phase 2 clinical trial and the ATH434-202 Phase 2 study is ongoing.

ATH434–201: Randomised, Double-Blind, Placebo Controlled Phase 2 Clinical Trial in Early-State MSA

The ATH434-201 Phase 2 clinical trial is a randomised, double-blind, placebo-controlled investigation of ATH434 in patients with early-stage MSA. In addition to evaluating biomarkers and clinical scores on the UMSARS scale, wearable sensors were also employed to evaluate motor activities that are important to patients with MSA. The study enrolled 77 adults who were randomly assigned to receive one of two dose levels of ATH434 or placebo. Participants received treatment for 12 months.

On 4 December 2024, Alterity reported the completion of the ATH434-201 study as the last patient finished all clinical evaluations leading to the announcement of the topline results. The completion of the trial represented a major accomplishment for Alterity in this rare neurodegenerative disease.

In October 2024, Alterity announced Dr. Stamler delivered an Oral Platform presentation and poster session at the International Congress of Parkinson’s Disease and Movement Disorders® (MDS) entitled “A Phase 2 Study of ATH434, a Novel Inhibitor of α-Synuclein Aggregation, for the Treatment of Multiple System Atrophy”. The oral presentation and poster described the baseline characteristics for the 77 participants from Alterity’s ATH434-201 trial, with a focus on baseline fluid biomarkers, neuroimaging and clinical data. The participants met strict selection criteria designed to confirm they had early-stage MSA. The presentation characterised the distribution of iron in MSA affected brain areas and demonstrated that plasma levels of neurofilament light chain, a marker of neuronal injury, were correlated with disease severity at baseline.

ATH434–202: Open-label, Biomarker Phase 2 Clinical Trial in More Advanced MSA

The ATH434-202 trial is evaluating participants with more advanced MSA as compared to the cohort from the 201 trial. While the 202 trial is also treating participants for 12 months, it has an open label design that allowed Alterity to perform interim analyses of biomarker and clinical data while the study is ongoing.

Alterity Therapeutics Limited
Directors’ report
31 December 2024
(continued)

Half Yearly Review of Operations – 31 December 2024 (continued)

In October 2024, Alterity announced the presentation of positive interim data from the ATH434-202 trial as both a late-breaking oral presentation and poster session entitled “Preliminary Efficacy and Safety of ATH434 in Multiple System Atrophy” at the MDS meeting. The data suggest that ATH434 may have a disease-modifying effect in MSA, as 30% of participants had stable or improved clinical outcomes (clinical responders). Disease progression over 6 months was slower compared to a historical group of untreated MSA patients, as indicated by the Unified MSA Rating Scale (UMSARS) Part I which assesses functional performance. The clinical responders had stable brain iron and brain volume after 12 months treatment. The stabilisation of iron content in MSA affected brain regions, combined with stable levels of NfL, indicates that ATH434 may slow neurodegeneration by modulating brain iron levels and reducing oxidative injury.

On 17 July 2024, Alterity reported positive interim data from the ATH434-202 trial. The preliminary analysis included clinical, biomarker and neuroimaging data. After 6 months of treatment, 43% of participants showed improvement on the UMSARS I compared to historical data. In addition, the clinical responders on average had reduced accumulation of iron on brain MRI demonstrating target engagement compared to participants who declined.

The trial remains ongoing with topline 12-month results expected in the second quarter of calendar year 2025.

ATH434 for the Treatment of Parkinson’s Disease

In October 2024, a poster was presented at MDS entitled “Effects of ATH434, a Clinical-Phase Small Molecule with Moderate Affinity for Iron, in Hemiparkinsonian Macaques”. The presentation demonstrated that ATH434 treatment improved motor performance and general function in monkeys with experimentally induced Parkinson’s disease and that improvement was associated with normal or reduced levels of iron in the affected area of the brain, the substantia nigra. At week 12, all 5 ATH434-treated macaques had stable or improving scores from Baseline while two of three vehicle-treated macaques did not demonstrate improvement. The improved general behavior was well- correlated with reduced motor impairment. These favorable Parkinsonian outcomes observed in each of the ATH434-treated monkeys were also associated with increased levels of striatal synaptophysin, a protein marker that reflects functional connections between neurons, suggesting functional recovery of nerve endings in this critical motor pathway. These results support further investigation of ATH434 for the treatment of Parkinson’s disease.

Peer-reviewed Publication Describing Novel Mechanism of Action for ATH434

In November 2024, the peer-reviewed journal Metallomics published data on the importance of iron and iron- targeting agents like ATH434 to treat neurodegenerative diseases. The publication, entitled “ATH434, a promising iron-targeting compound for treating iron regulation disorders”, demonstrates the novel way in which ATH434 targets the labile, or reactive, form of iron which can be so damaging to cells when in excess. The iron binding properties of ATH434 presented in the publication support the characterization of ATH434 as an iron chaperone. The publication also describes how ATH434 targets the toxic form of iron that drives the pathology of a rare neurodegenerative disease known as Friedreich’s Ataxia. This toxic form of iron is also involved in the pathogenesis of Parkinson’s disease and MSA.

Non-Clinical Data Describing Neuroprotection of ATH434

In October 2024, promising new data related to ATH434 were presented at the Society for Neuroscience 2024 that further the understanding of ATH434’s potential as a disease modifying treatment for neurodegenerative diseases, including Parkinson’s disease and related disorders. The poster presentation, entitled “Potent Antioxidant and Mitochondrial-protectant Effects of ATH434, a Novel Inhibitor of α-Synuclein Aggregation with Moderate Iron- binding Affinity,” demonstrated that the neuroprotective and mitochondrial protectant properties of ATH434 include reducing lipid damage in two distinct and disease-relevant neuronal injury models. ATH434’s antioxidant properties were distinguished from those of another iron binding agent approved for treating iron overload.

This is key as oxidative injury is an important contributor to the pathology of neurodegeneration. By addressing this injury in two different ways, both directly and by redistributing excess labile iron, ATH434 has excellent potential to treat this group of diseases. The ability of ATH434 to reduce damage to lipid membranes undergoing oxidative stress may augment its ability to slow disease progression.

Alterity Therapeutics Limited
Directors’ report
31 December 2024
(continued)

Half Yearly Review of Operations – 31 December 2024 (continued)

bioMUSE Natural History Study in MSA

The “Biomarkers of progression in Multiple System Atrophy” (bioMUSE) natural history study has generated invaluable data related to understanding MSA and its early presentation, tracking the progression of individuals with MSA, and characterising MSA in terms of various biomarkers. This study demonstrates that Alterity is leading the way in evaluation of this rare disease, and findings from the study have de-risked Alterity’s Phase 2 studies by improving the diagnostic accuracy of enrolled MSA patients, thus giving ATH434 the best chance of success.

In November 2024, data was presented at the 35th International Symposium on the Autonomic Nervous System that highlighted Alterity’s work to better understand not only how MSA initially presents, but also how it progresses over time. The platform presentation, entitled “The MSA Atrophy Index: A Marker of Clinical Progression in Multiple System Atrophy”, described the use of state-of-the-art technology that goes beyond traditional MRI methods to track the change in volume in specific regions of the brain affected in patients with MSA. Importantly, it was observed that significant reductions in brain volume over 12 months correlated with clinical worsening of the disease. The results underscore the importance of utilizing advanced neuroimaging and analytical methods in evaluating MSA.

In October 2024, Alterity announced that a poster featuring bioMUSE data was presented at MDS, entitled “Association Between Clinical Progression in Multiple System Atrophy and Brain Volume Changes Evaluated via Deep Learning Segmentation”. The poster described the novel MRI imaging techniques and deep learning segmentation methods that were used to assess brain volume in MSA brain regions of interest (ROI) in bioMUSE participants. Over the course of one year, significant brain volume reduction was observed in MSA ROIs whereas Parkinson’s disease patients showed no significant changes in brain volume. The results illustrate the correlation between the brain volume reduction and worsening clinical scores, as measured by the UMSARS, providing the basis for subcortical brain volume as a potential biomarker in treatment studies.

Corporate Activity

During the period, management participated in several investor activities and Alterity was featured in multiple media articles.

On 18 November 2024, Alterity appointed Abby Macnish Niven, CFA as Alterity’s Company Secretary following her appointment as Chief Financial Officer of Alterity on 30 September 2024. Ms Macnish Niven has extensive experience in private wealth management and consults to a range of listed and unlisted companies in governance, finance and corporate structures.

On 22 November 2024, Alterity held its Annual General Meeting in Melbourne, Australia.

Key subsequent event: Based on the promising results from the ATH434-201 study, in February 2025, Alterity strengthened its balance sheet by raising approximately A$42 million with new investors and current shareholders. The successful financing combined the use of its at-the-market (ATM) facility in the U.S. (A$2.13 million received on 04 February 2025) and a Two-Tranche Placement: A$12.8 million raised in Tranche One (received in mid- February 2025), and Tranche Two of the Placement is expected to raise approximately A$27.2 million, subject to shareholder approval at an EGM anticipated to take place at the end of March 2025. The monies will be used to accelerate ATH434 regulatory and clinical development activities, business development activities, and continue research and discovery of novel compounds for major indications such as Parkinson’s disease.

Significant changes in the state of affairs

There have been no significant changes in the state of affairs of the Group during the period.

Events since the end of the financial year

As per the details on the Corporate Activity section on page 5, Alterity strengthened its balance sheet by raising approximately A$42 million with new investors and current shareholders.

Alterity Therapeutics Limited
Directors’ report
31 December 2024
(continued)

Half Yearly Review of Operations – 31 December 2024 (continued)

Apart from the events occurring after the reporting period, as disclosed in Note 12, there are no other significant matters or circumstances arisen since 31 December 2024 that have significantly affected the Group’s operations, results or state of affairs, or may do so in future periods.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on the following page.

Rounding of amounts

The company is of a kind referred to ASIC Legislative Instrument 2016/191, relating to the ‘rounding off’ of amounts in the directors’ report and financial report. Amounts in the directors’ report and financial report have been rounded off to the nearest dollar in accordance with the instrument.

This report is made in accordance with a resolution of directors.

/s/ Mr. Geoffrey Kempler
Mr. Geoffrey Kempler
Chairman

Melbourne

28 February 2025

Auditor’s Independence Declaration

As lead auditor for the review of Alterity Therapeutics Limited for the half-year ended 31 December 2024, I declare that to the best of my knowledge and belief, there have been:

(a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(b)	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Alterity Therapeutics Limited and the entities it controlled during the period.

/s/ Ben Gargett
Ben Gargett	Melbourne
Partner PricewaterhouseCoopers	28 February 2025

PricewaterhouseCoopers, ABN 52 780 433 757

2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001

T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Alterity Therapeutics Limited
Consolidated statement of profit or loss and other comprehensive income
(Unaudited)
For the half-year ended 31 December 2024

	Notes	31 December 2024 A$	31 December 2023 A$
Income
Interest income	6	111,299	118,400
Other income	6	1,605,925	1,900,724

Expenses
Intellectual property expenses		(63,598)	(96,968)
General and administration expenses	7	(2,984,023)	(2,061,250)
Research and development expenses	7	(5,717,901)	(6,361,034)
Other operating expenses		(56,544)	(3,632)
Other gains/(losses)	7	(68,493)	(3,423)
Loss before income tax expense		(7,173,335)	(6,507,183)

Income tax expense		-	-

Loss for the period		(7,173,335)	(6,507,183)

Other comprehensive loss
Other comprehensive income for the period, net of tax		-	-

Total comprehensive loss for the period		(7,173,335)	(6,507,183)

		Cents	Cents
Loss per share for profit attributable to the ordinary equity holders of the Group:
Basic loss per share	5(a)	(0.14)	(0.26)
Diluted loss per share	5(a)	(0.14)	(0.26)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

Alterity Therapeutics Limited
Consolidated statement of financial position
(Unaudited)
As at 31 December 2024

	Notes	31 December 2024 A$	30 June 2024 A$
ASSETS
Current assets
Cash and cash equivalents		4,536,559	12,638,885
Trade and other receivables	8(a)	5,684,107	4,041,675
Other current assets		210,516	2,356,300
Total current assets		10,431,182	19,036,860

Non-current assets
Property, plant and equipment		15,293	32,154
Right-of-use assets		100,458	154,729
Total non-current assets		115,751	186,883

Total assets		10,546,933	19,223,743

LIABILITIES
Current liabilities
Trade and other payables		2,050,847	4,619,947
Provisions		586,949	530,699
Other current liabilities		147	100,000
Current lease liabilities		62,713	107,131
Income tax payable		17,152	15,995
Total current liabilities		2,717,808	5,373,772

Non-current liabilities

Other non-current liabilities		43,118	51,914
Total non-current liabilities		43,118	51,914

Total liabilities		2,760,926	5,425,686

Net assets		7,786,007	13,798,057

EQUITY
Contributed equity	9(a)	223,519,553	223,152,985
Reserves	9(c)	5,274,376	4,806,203
Accumulated losses	9(b)	(221,007,922)	(214,161,131)

Total equity		7,786,007	13,798,057

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

Alterity Therapeutics Limited
Consolidated statement of changes in equity
(Unaudited)
For the half-year ended 31 December 2024

		Attributable to owners of Alterity Therapeutics Limited
	Notes	Contributed equity A$	Reserves A$	Accumulated losses A$	Total A$
Balance at 1 July 2023		213,971,323	3,972,475	(195,130,889)	22,812,909

Loss for the period		-	-	(6,507,183)	(6,507,183)
Total comprehensive income for the period		-	-	(6,507,183)	(6,507,183)

Transactions with owners in their capacity as owners:
Issue of ordinary shares		1,268,619	-	-	1,268,619
Share-based payment expenses		-	312,287	-	312,287
Transaction costs		(263,485)	-	-	(263,485)
Forfeited options reversed to profit or loss		-	(7,126)	7,126	-
		1,005,134	305,161	7,126	1,317,421

Balance at 31 December 2023		214,976,457	4,277,636	(201,630,946)	17,623,147

Balance at 1 July 2024		223,152,985	4,806,203	(214,161,131)	13,798,057

Loss for the period		-	-	(7,173,335)	(7,173,335)
Total comprehensive income for the period		-	-	(7,173,335)	(7,173,335)

Transactions with owners in their capacity as owners:
Issue of ordinary shares	9(a)	398,645	-	-	398,645
Share-based payment expenses	9(c)(i)	-	794,717	-	794,717
Transaction costs	9(a)	(32,077)	-	-	(32,077)
Forfeited options reversed to profit or loss		-	(326,544)	326,544	-
		366,568	468,173	326,544	1,161,285

Balance at 31 December 2024		223,519,553	5,274,376	(221,007,922)	7,786,007

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Alterity Therapeutics Limited
Consolidated statement of cash flows
(Unaudited)
For the half-year ended 31 December 2024

	Notes	31 December 2024 A$	31 December 2023 A$
Cash flows from operating activities
Payments to suppliers and employees		(8,470,921)	(9,268,626)
Interest received		111,299	98,966
R&D tax incentive refund		-	4,678,828
Interest paid		-	(4,108)
Net cash (outflow) from operating activities	10	(8,359,622)	(4,494,940)

Cash flows from investing activities
Payments for property, plant and equipment		-	(5,722)
Net cash (outflow) from investing activities		-	(5,722)

Cash flows from financing activities
Proceeds from issues of shares and other equity securities		398,645	1,368,619
Transaction costs relating to issue of equity		(32,077)	(263,485)
Principle elements of lease payments		(68,249)	(54,787)
Net cash inflow from financing activities		298,319	1,050,347

Net (decrease) in cash and cash equivalents		(8,061,303)	(3,450,315)
Cash and cash equivalents at the beginning of the period		12,638,885	15,773,783
Effects of exchange rate changes on cash and cash equivalents		(41,023)	(3,042)
Cash and cash equivalents at end of period		4,536,559	12,320,426

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Alterity Therapeutics Limited
Notes to the consolidated financial statements
(Unaudited)
31 December 2024

1 Basis of preparation of half-year report

This condensed consolidated interim report for the half-year reporting period ended 31 December 2024 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001. These financial statements also comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as applicable to interim financial reporting.

This condensed consolidated interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2024 and any public announcements made by Alterity Therapeutics Limited (the “Group”) during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period except as discussed below.

(a) New and amended standards adopted by the Group

The Group has adopted all of the new or amended Accounting Standards and Interpretations issued by the Australian Accounting Standards Board ‘AASB’ that are mandatory for the current reporting period.

The adoption of these standards has not had any impact on the disclosures or amounts reported in these financial statements.

2 Significant changes in the current reporting period

There have been no significant changes in the state of affairs of the Company during the period.

3 Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer of Alterity Therapeutics Limited. For the current and previous reporting periods, the Group operated in one segment, being research and development in the field of Parkinsonian and other neurodegenerative disorders.

4 Dividends

The Group has not declared any dividends in the period ended 31 December 2024 (2023: nil)

Alterity Therapeutics Limited
Notes to the consolidated financial statements
(Unaudited)
31 December 2024
(continued)

5 Loss per share

(a) Basic and diluted loss per share

	31 December	31 December
	2024 Cents	2023 Cents
Loss per share for profit attributable to the ordinary equity holders of the Group:
Basic loss per share	(0.14)	(0.26)
Diluted loss per share	(0.14)	(0.26)

(b) Reconciliation of loss used in calculating loss per share

	31 December	31 December
	2024 A$	2023 A$
Basic loss per share
Loss attributable to the ordinary equity holders of the company used in calculating basic loss per share:	(7,173,335)	(6,507,183)

Diluted loss per share
Loss attributable to the ordinary equity holders of the company used in calculating diluted loss per share:	(7,173,335)	(6,507,183)

Alterity Therapeutics Limited
Notes to the consolidated financial statements
(Unaudited)
31 December 2024
(continued)

5 Loss per share (continued)

(c) Weighted average number of shares used as the denominator

	31 December	31 December
	2024 A$	2023 A$
Weighted average number of ordinary shares used as the denominator in Calculating basic and diluted loss per share:	5,313,423,936	2,503,279,085

Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share. Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share. All the options on issue do not have the effect to dilute the loss per share. Therefore, they have been excluded from the calculation of diluted loss per share.

6 Interest and other income

	31 December	31 December
	2024	2023
	A$	A$
Interest and other income
Interest income	111,299	118,400
	111,299	118,400
Other Income
R&D tax incentive	1,605,925	1,900,724
	1,605,925	1,900,724

Alterity Therapeutics Limited
Notes to the consolidated financial statements
(Unaudited)
31 December 2024
(continued)

7 Loss for the period

	31 December	31 December
	2024 A$	2023 A$
Loss before income tax has been determined after:

General and administration expenses
Depreciation on fixed assets	16,862	18,355
Depreciation on leased assets	55,727	55,562
Employee expenses (non R&D related)	537,703	354,066
Consultant and director expenses	225,006	160,501
Audit, internal control and other assurance expenses	184,954	52,678
Corporate compliance expenses	450,379	193,733
Office rental	9,654	(4,669)
Other administrative and office expenses	272,569	459,281
Insurance expenses	266,951	358,056
Share-based payment expenses	794,717	312,287
Corporate advisory	169,501	101,400
	2,984,023	2,061,250
Research and development expenses
Employee expenses	1,144,157	1,168,596
Other research and development expenses[1]	4,637,342	5,192,438
	5,781,499	6,361,034

Other gains and losses
Forfeited options from reserves	326,544	-
Foreign exchange (gain)/loss	(258,051)	3,423
	68,493	3,423

(1)	Other research and development expenses mainly consist of expenses paid for contracted research and development activities conducted by third parties on behalf of the Group and intellectual property expenses.

Alterity Therapeutics Limited
Notes to the consolidated financial statements
(Unaudited)
31 December 2024
(continued)

8 Financial assets and financial liabilities

(a) Trade and other receivables

		31 December			30 June
		2024			2024
		Non-			Non-
	Current	current	Total	Current	current	Total
	A$	A$	A$	A$	A$	A$

R&D tax incentive receivable	5,625,211	-	5,625,211	4,019,286	-	4,019,286
Accrued interest income	-	-	-	157	-	157
Goods and services tax receivable	58,896	-	58,896	22,232	-	22,232
Other receivable	-	-	-	-	-	-
	5,684,107	-	5,684,107	4,041,675	-	4,041,675

R&D tax incentive receivable represents the amount of R&D tax incentive the Group expects to recover.

A 43.5% R&D Tax incentive refundable tax offset is available to eligible small companies with an annual aggregate turnover of less than $20 million. For the half-year ended 31 December 2024, the Group recorded $1,605,925 and $5,625,211 respectively in other income and receivables.

(i) Classification as trade and other receivables

Trade receivables and other receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. If collection of the amounts is expected in one year or less they are classified as current assets. If not, they are presented as non-current assets. Trade and other receivables are generally due for settlement within one year and therefore are all classified as current.

Alterity Therapeutics Limited
Notes to the consolidated financial statements

(Unaudited)
31 December 2024
(continued)

9 Equity

(a) Contributed equity

	31 December	30 June	31 December	30 June
	2024 Shares	2024 Shares	2024 A$	2024 A$

Ordinary shares - fully paid	5,320,336,118	5,245,115,318	223,527,101	223,152,985

Movements in ordinary share:

Details	Number of shares	A$
Opening balance 1 July 2024	5,245,115,318	223,152,985
Shares issued during the year	75,220,800	406,193
Transaction costs	-	(32,077)
Balance 31 December 2024	5,320,336,118	223,527,101

Details of shares issued during the current period:

		Issue price	Amount
Details	Number	A$	A$

18-Jul-2024 Issue of ordinary fully paid shares	75,220,800	0.0054	398,645
	75,220,800		389,645

(b) Accumulated losses

Movements in accumulated losses were as follows:

	31 December	31 December
	2024	2023
	A$	A$

Balance at the beginning of the period	214,161,131	195,130,889
Net loss for the period	7,173,335	6,507,183
Reclassify expired/lapsed options from reserves	(326,544)	(7,126)
Balance at the end of the period	221,007,922	201,630,946

(c) Reserves

(i)	Options

	31 December	30 June	31 December	30 June
	2024 Options	2024 Options	2024 A$	2024 A$

Options over fully paid ordinary shares	1,472,249,388	3,250,009,092	5,274,376	4,806,203

Alterity Therapeutics Limited
Notes to the consolidated financial statements

(Unaudited)
31 December 2024
(continued)

9 Equity (continued)

Reserves (continued)

(i) Options (continued)

The table below presents the movements in options granted and issued during the half-year ended 31 December 2024.

			Amount
Details		Number	A$

31-Jul-2024	Unlisted options expired	(12,000,000)	(326,544)
31-Aug-2024	Free attaching unlisted options expired	(1,935,759,704)	-
30-Dec-2024	Unlisted options issued under ESOP	170,000,000	466,855
	Share-based payment expense		327,862
		(1,777,759,704)	468,173

*	Rounded to the nearest four decimal points.

(ii) Free-attaching options

	31 December	30 June	31 December	30 June
	2024 Options	2024 Options	2024 A$	2024 A$

Free-attaching options	-	1,935,759,704	-	-

On 31 August 2024, the 1,935,759,704 free attaching short-dated options with an exercise price of A$0.07 expired. There was no further movement during the half-year ended 31 December 2024.

There have been no other options over fully paid ordinary shares issued, exercised or forfeited during the current period.

(iii) Nature and purpose of reserves

The share-based payments reserve is used to recognise the fair value of options issued to employees and consultants but not exercised.

Alterity Therapeutics Limited
Notes to the consolidated financial statements
(Unaudited)
31 December 2024
(continued)

10 Reconciliation of profit after income tax to net cash flow from operating activities

	31 December	31 December
	2024 A$	2023 A$

Loss for the period	7,173,335	6,507,183
Depreciation on fixed assets	(16,862)	(18,355)
Depreciation on leased assets	(55,727)	(55,562)
Non-cash employee benefits expense - share-based payments	(794,717)	(312,287)
Net foreign exchange differences	44,095	(4,227)
Increase in provisions	(56,250)	93,478
Decrease/(increase) in trade and other receivables	1,642,432	(2,681,459)
(Increase)/decrease in other current assets	(2,145,784)	1,079,100
Increase/(decrease) in trade and other payables	2,569,100	(112,931)
	8,359,622	4,494,940

11 Related party transactions

During the half-year ended 31 December 2024 the Group paid a total of A$54,331 (excl. GST) in corporate advisory fees to Kemdev Pty Ltd, an associated entity of Mr. Geoffrey Kempler.

There were no other related party transactions other than those related to director and key management personnel remuneration and equity and transactions by the Group and its subsidiaries.

12 Events occurring after the reporting period

The following occurred after the Balance Date:

The Catalent case settled in January 2025, with US$674k received on 14 February 2025.

On 22 January 2025, 95,238 ordinary fully paid shares were issued, following conversion of ATHO listed options with an exercise price of $0.01 each and expiry date of 31 August 2026.

On 30 January 2025, 6,333,333 ordinary fully paid shares were issued following conversion of unlisted options with an exercise price of $0.004 each and expiry date of 13 March 2029.

On 30 January 2025, Alterity announced positive topline results from its ATH434-201 Phase 2 clinical trial. The data demonstrated a clinically meaningful benefit at both ATH434 doses studied, and the trial achieved statistical significance at the 50 mg dose with 48% slowing of clinical progression on the UMSARS I. In addition, ATH434 demonstrated a favourable safety profile and key MRI biomarker data showed iron stabilisation in MSA affected brain regions. Based on the strength of these Phase 2 data, the company plans to engage with the FDA to discuss the path forward for accelerating the development of ATH434.

On 4 February 2025, 164,242,200 ordinary fully paid shares were issued at $0.0129 each under Placement per Appendix 3B issued 3 February 2025.

On 17 February 2025, 1,165,841,830 ordinary fully paid shares were issued at $0.011 each under Placement per Appendix 3B issued 10 February 2025.

On 10 February 2025, the company released an announcement that it had received binding commitments for a capital raising of A$40 million via a two tranche placement of 3,636,363,636 fully paid ordinary shares, at A$0.011 per share.

Tranche One was completed on 17 February 2025, with the issue of 1,165,841,830 ordinary fully paid shares with an exercise price of $0.011, to raise A$12.8 million before costs.

Tranche Two, the issue of 2,470,521,806 ordinary fully paid shares with an exercise price of $0.011 to raise A$27.2 million before costs,is subject to shareholder approval.

Alterity Therapeutics Limited
Notes to the consolidated financial statements
(Unaudited)
31 December 2024
(continued)

12 Events occurring after the reporting period (continued)

For every 3 new shares issued in both Tranche One and Tranche Two, 1 free attaching option will be issued. The issue of the new options is subject to shareholder approval.

New shares issued under Tranche Two and the issue of the new options are conditional on shareholder approval to be sought at an Extraordinary General Meeting of the Company which is expected to be held in late March 2025.

Apart from the issuance of ordinary shares and options, no further matters or circumstances has arisen since 31 December 2024 that has significantly affected the Group’s operations, results or state of affairs, or may do so in future years.

13 Significant estimates and assumptions

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Company and its two wholly-owned subsidiaries (the “Group”) makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial period are discussed below.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

(a) Funding position of the Group

The Group has incurred recurring losses since inception, including an operating loss of $7,173,335 for the half year ended 31 December 2024 (half year ended 31 December 2023: $6,507,183) and an operating cash outflow of $8,359,622 for the half year ended 31 December 2024 (half year ended 31 December 2023: $4,494,940).

The Group expects to continue incurring losses into the foreseeable future and will need to raise additional capital in the future to continue the long-term development of its planned research and development programs. Cash and cash equivalents on hand as at 31 December 2024 was $4,536,559.

Subsequent to the reporting period, the Group received binding commitments for a capital raise of approx. $40 million via a two tranche placement. Of this, $12.8 million, net of costs was received in mid-February 2025, with the second tranche of approx. $27.2 million subject to shareholder approval at a shareholder’s meeting scheduled in March 2025. This new capital will enable further progression of the Group’s planned research and development programs and in particular to accelerate lead compound ATH434’s regulatory and clinical development. The funds received provide sufficient cash on hand to fulfil planned expenditure over the coming year.

As a result, the Directors have prepared the consolidated financial statements on a going concern basis, which contemplates the realisation of assets and the satisfaction of its liabilities in the normal course of business.

Alterity Therapeutics Limited
Directors’ declaration
31 December 2024

In the directors’ opinion:

(a)	the interim financial statements and notes set out on pages 7 to 19 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2024 and of its performance for the half-year ended on that date, and

(b)	there are reasonable grounds to believe that Alterity Therapeutics Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of directors.

/s/ Mr. Geoffrey Kempler
Mr. Geoffrey Kempler
Chairman

Melbourne

28 February 2025

Preparation of interim financial statements for users in multiple jurisdictions

The Group has prepared the interim financial statements to conform to the requirements and needs of users of the financial statements located in both Australia and the U.S.

For U.S users, the Group has prepared the interim financial statements to conform to the requirements of IAS 34 Interim Financial Reporting. Consistent with U.S. domestic registrants, the Group has labelled the interim financial information “unaudited” because the interim financial information is not subject to an audit by our independent registered public accounting firm. The auditor’s independence declaration and independent auditor’s review report are included within this filing to meet the requirements of Australian laws and regulations and are furnished, not filed, for the purposes of incorporation of the related financial statements in any U.S. registration document.

For Australian users, the Group has prepared the interim financial statements to conform to the requirements of the Corporations Act 2001 and AASB 134 Interim Financial Reporting. A review of the interim financial information has been performed by the Group’s independent auditors to meet the requirements of Australian Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity and users should refer to the auditor’s independence declaration and independent auditor’s review report included within this filing.

Independent auditor’s review report to the members of Alterity Therapeutics Limited

Report on the half-year financial report

Conclusion

We have reviewed the half-year financial report of Alterity Therapeutics Limited (the Company) and the entities it controlled during the half-year (together the Group), which comprises the consolidated statement of financial position as at 31 December 2024, the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and the consolidated statement of cash flows for the half-year ended on that date, selected explanatory notes and the directors’ declaration.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the accompanying half-year financial report of Alterity Therapeutics Limited does not comply with the Corporations Act 2001 including:

1.	giving a true and fair view of the Group’s financial position as at 31 December 2024 and of its performance for the half-year ended on that date

2.	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Basis for conclusion

We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity (ASRE 2410). Our responsibilities are further described in the Auditor’s responsibilities for the review of the half-year financial report section of our report.

We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional & Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to the audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

Responsibilities of the directors for the half-year financial report

The directors of the Company are responsible for the preparation of the half-year financial report, in accordance with Australian Accounting Standards and the Corporations Act 2001, including giving a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement whether due to fraud or error.

PricewaterhouseCoopers, ABN 52 780 433 757

2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001

T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Auditor’s responsibilities for the review of the half-year financial report

Our responsibility is to express a conclusion on the half-year financial report based on our review. ASRE 2410 requires us to conclude whether we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2024 and of its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

PricewaterhouseCoopers

/s/ Ben Gargett
Ben Gargett	Melbourne
Partner	28 February 2025